EXHIBIT 99.1

BROOKFIELD RELEASES AN UPDATE FOR SHAREHOLDERS

BROOKFIELD NEWS, March 23, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today released an Update for Brookfield Shareholders, which can be accessed at: https://bam.brookfield.com/~/media/Files/B/Brookfield-BAM-IR-V2/documents/ Update_for_Brookfield_Shareholders_3-23-2020.pdf

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com